UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 2, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE    •    COMMUNIQUE AUX MEDIAS    •    MEDIENMITTEILUNG

Novartis positive 52-week PREVENT data confirm Cosentyx® efficacy in addressing entire axSpA spectrum

•	Phase III PREVENT study met 52-week primary endpoint of ASAS40, showing a sustained response in patients with non-radiographic axial spondyloarthritis (nr- axSpA)[1]

•	Novartis plans FDA submission for nr-axSpA, having submitted to EMA previously[1]. This would be the fourth indication for Cosentyx[2,3]

•	PREVENT underlines Cosentyx leadership and is a step forward in providing patients with a treatment that addresses the complete axSpA disease spectrum

•	There are approximately 1.7 million patients with nr-axSpA in the US and EU4

Basel, October 02, 2019 – Novartis, a leader in rheumatology and immuno-dermatology, today announced additional positive data from the PREVENT trial, evaluating the efficacy and safety of Cosentyx® (secukinumab) in patients with non-radiographic axial spondyloarthritis (nr-axSpA). The ongoing Phase III trial met its primary endpoint of ASAS40 at Week 52, showing a significant and clinically meaningful reduction in disease activity for patients treated with Cosentyx versus placebo. The trial demonstrated a sustained response and a safety profile consistent with previous clinical trials. No new safety signals were detected1,5-10.

Positive 16-week PREVENT data were announced mid-September and submitted to EMA for approval in nr-axSpA11. These data add to the five-years of clinical data supporting the long- term efficacy and safety of Cosentyx across ankylosing spondylitis, psoriatic arthritis and psoriasis5-10.

“Non-radiographic axial spondyloarthritis is a chronic debilitating disease, which left untreated can have a significant impact on patients' quality of life,” said Atul Deodhar, MD, professor of medicine and medical director of Rheumatology Clinics at Oregon Health & Science University, and an investigator in the secukinumab clinical trial program. “These positive results indicate a potential new treatment option to help patients experience relief from the signs and symptoms of their disease.”

“These data are encouraging for people living with nr-axSpA, where there are only limited treatment options available,” said John Tsai, M.D., Head of Global Drug Development and Chief Medical Officer for Novartis. “It’s a great example of how we’re working to reimagine medicine to help patients realize early relief from this disease.”

Detailed data is planned to be presented at a future scientific congress.

About axSpA

Axial spondyloarthritis (axSpA) is a spectrum of long-term inflammatory disease characterized by chronic inflammatory back pain12. The axSpA disease spectrum includes ankylosing spondylitis (AS), in which joint damage is generally visible on x-ray, and non-radiographic axial spondyloarthritis (nr-axSpA), in which joint damage is not visible on x-ray12,13. Both parts of the disease spectrum have a similar symptom burden, including nocturnal pain, fatigue, morning stiffness and functional disability14. If left untreated, axSpA could impair activity, lead to lost work time and have a significant impact on quality of life14.

About PREVENT

PREVENT is an ongoing two-year randomized, double-blind, placebo-controlled Phase III study (with a two-year extension phase) to investigate the efficacy and safety of Cosentyx, in patients with active nr-axSpA. The study enrolled 555 male and female adult patients with active nr-axSpA (with onset before 45 years of age, spinal pain rated as ≥40/100 on a visual analog scale (VAS) and Bath Ankylosing Spondylitis Disease Activity Index (BASDAI) ≥4) and who had been taking at least two different non-steroidal anti-inflammatory drugs (NSAIDs) at the highest dose up to 4 weeks prior to study start. Patients may have previously taken an TNF inhibitor (not more than one) but had had an inadequate response. Of the 555 patients enrolled in the study, 501 (90%) were biologic naive. Patients were allocated to one of three treatment groups: Cosentyx 150 mg subcutaneously with loading dose (Induction: 150 mg Secukinumab subcutaneously weekly for 4 weeks, then maintenance with 150 mg Secukinumab monthly); Cosentyx 150 mg no loading dose (150 mg Secukinumab subcutaneously monthly), or placebo (induction of subcutaneously weekly for 4 weeks, followed by maintenance of once-monthly)1.

The primary endpoints are the proportion of patients achieving an ASAS40 response with Cosentyx 150 mg at weeks 16 and 52. Secondary endpoints include change in BASDAI over time and change in the Ankylosing Spondylitis Disease Activity Score with CRP (ASDAS- CRP)1.

ASAS40 is achieved when there is a measure of an improvement of at least 40% and an improvement of at least 10 units on a 0–100 scale in at least three of the following domains: Patient global assessment, Pain assessment, Function (Bath Ankylosing Spondylitis Functional Index (BASFI)), and Inflammation (morning stiffness severity and duration) and no worsening in the remaining domains15. BASDAI assesses a patient’s disease activity on six measures: fatigue, spinal pain, joint pain/swelling, enthesitis, morning stiffness duration and morning stiffness severity15.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “plans,” “submitted,” “would,” “step forward,” “ongoing,” “supporting,” “potential,” “encouraging,” “planned,” “could,” “to investigate,” “expectations,” or similar terms, or by express or implied discussions regarding potential new indications or labeling for Cosentyx, or regarding potential future revenues from Cosentyx. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Cosentyx will be submitted or approved for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that Cosentyx will be commercially successful in the future. In particular, our expectations regarding Cosentyx could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political and economic conditions; safety, quality or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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References

1.	Novartis data on file. September 2019.
2.	Cosentyx [Prescribing Information]. East Hanover, NJ: Novartis Pharmaceuticals Corp; 2018.
3.	Novartis Europharm Limited. Cosentyx (secukinumab): Summary of Product Characteristics. Available from: https://www.ema.europa.eu/en/documents/product-information/cosentyx-epar-product-information_en.pdf. Last accessed: September 2019.
4.	DRG Epidemiology Database - Axial Spondyloarthritis: Disease Landscape & Forecast. August 2019. Available from: https://decisionresourcesgroup.com/report/716950-biopharma-axial-spondyloarthritis-landscape-forecast/. Last accessed: September 2019.
5.	Data on file. CAIN457F2310 (MEASURE 2): 5 Year Report. Novartis Pharmaceuticals Corp; September 15, 2015.
6.	Data on file. Data Analysis Report: Study CAIN457A2302E1. Novartis Pharmaceuticals Corp; November 30, 2015.
7.	Data on file. CAIN457F2310 and CAIN457F2305 Summary of 5-Year Clinical Safety in (Ankylosing Spondylitis). Novartis Pharmaceuticals Corp; May 2019.
8.	Data on file. CAIN457F2312 (FUTURE 2): 5 Year- Interim Report. Novartis Pharmaceuticals Corp; May 2019.
9.	Data on file. CAIN457F2312 Data Analysis Report. Novartis Pharmaceuticals Corp; November 2008.
10.	Data on file. CAIN457F2310 (MEASURE 1 and 2): Pooled Safety Data. Novartis Pharmaceuticals Corp; July 23, 2018.
11.	Novartis press release. Novartis Cosentyx® positive 16-week PREVENT results advance potential new indication for patients with axial spondyloarthritis. Available from: https://www.novartis.com/news/media-releases/novartis- cosentyx-positive-16-week-prevent-results-advance-potential-new-indication-patients-axial-spondyloarthritis. Last accessed: September 2019.
12.	Strand V, et al. Patient Burden of Axial Spondyloarthritis. J Clin Rheumatol. 2017 Oct;23(7):383–391.
13.	Rudwaleit M, van der Heijde D, Landewé R, et al. The development of Assessment of SpondyloArthritis International Society classification criteria for axial spondyloarthritis (part II): validation and final selection. Ann Rheum Dis. 2009;68(6):777-783.
14.	Mease PJ, van der Heijde D, Karki C, et al. Characterization of patients with ankylosing spondylitis and nonradiographic axial spondyloarthritis in the US-based Corrona Registry. Arthritis Care Res (Hoboken). 2018;70(11):1661-1670.
15.	Landewe R, et al. Clinical Tools to Assess and Monitor Spondyloarthritis. Curr Rheumatol Rep. 2015;17(7):47.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 2, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting